UNITED STATESSECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 10)

          Toreador Resources Corporation
(Name of Issuer)

        Common Stock, par value $0.15625 per share
(Title of Class of Securities)

          891041105
(CUSIP Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
                                                                                   (214) 651-5562
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                         December 22, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 891041105	Page 2 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William I. Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

7 SOLE VOTING POWER 1,485,051

8 SHARED VOTING POWER 237,650
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9 SOLE DISPOSITIVE POWER 1,485,051

10 SHARED DISPOSITIVE POWER 237,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,722,701 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.29% (2)

14	TYPE OF REPORTING PERSON IN

(1)     Includes Shares (defined below) owned by Wilco Properties, Inc., which may be deemed to be beneficially owned by Mr. Lee.

(2)     Based on a total of 9,337,517 Shares outstanding on January 6, 2004 and Lee and Wilco owning stock options exercisable into and preferred stock convertible into an aggregate of 626,250 Shares.

CUSIP No. 891041105	Page 3 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wilco Properties, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

7 SOLE VOTING POWER

8 SHARED VOTING POWER 237,650
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER 237,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,722,701 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.29% (2)

14	TYPE OF REPORTING PERSON CO

(1)     Includes Shares owned by Mr. Lee, which may be deemed to be beneficially owned by Wilco Properties, Inc.

(2)     Based on a total of 9,337,517 Shares outstanding as of January 6, 2004 and Lee and Wilco owning stock options exercisable into and preferred stock convertible into an aggregate of 626,250 Shares.

        This Amendment No. 10 to Schedule 13D (this “Amendment”) amends and supplements the Amendment No. 9 to Schedule 13D filed on behalf of William I. Lee and Wilco Properties, Inc., on March 26, 2002, relating to shares of Common Stock, $0.15625 par value per share (the “Shares”), of Toreador Resources Corporation (the “Issuer”) by amending the details of certain transactions previously reported and furnishing the information set forth below.

Item 2.  Identity and Background.

        Item 2 is hereby amended and restated in its entirety as follows:

        (a)    This Amendment is being filed on behalf of (i) William I. Lee, an individual residing in the State of Texas (“Lee”), and (ii) Wilco Properties, Inc., a Texas corporation engaged in the business of oil and gas exploration (“Wilco” and collectively with Lee, the “Reporting Persons”). Lee is the majority shareholder of Wilco. Lee and Wilco may be deemed a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

        (b)    The principal business address of Lee and Wilco is 4809 Cole Avenue, Suite 107, Dallas, Texas 75205.

        (c)    This Amendment is being filed on behalf of the Reporting Persons. The Chairman of the Board and majority shareholder of Wilco is Lee. Lee and Wilco may be deemed a “group” with respect to the Shares beneficially owned by each.

        The principal business of Wilco is oil and gas exploration. The principal business of Lee is acting in the capacities set forth above and on Appendix 1 hereto. The principal business of the officers and directors of Wilco is provided on Appendix 1 hereto.

        (d and (e)     During the past five years, none of the foregoing entities or natural persons filing this Amendment has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

        (f)    Lee is a citizen of the United States. The citizenship of each of the persons on Appendix 1 hereto is as indicated on Appendix 1.

Item 3.  Source and Amount of Funds or Other Consideration.

        Item 3 is hereby supplemented as follows:

        Since the date of Amendment No. 9 to the Schedule 13D of the Reporting Persons, the Reporting Persons have acquired beneficial ownership of additional shares. Lee acquired Shares and shares of Series A-1 Convertible Preferred Stock (the “Preferred Shares”) convertible into Shares for an aggregate purchase price of approximately $1,479,997 using personal funds. Wilco acquired preferred stock convertible into Shares for an aggregate purchase price of approximately $275,000 using available working capital. Additionally, stock options exercisable by Lee for 25,000 Shares have vested during this period of time. However, Lee has not exercised any of these stock options.

Item 4. Purpose of the Transaction.

        Item 4 is hereby amended in its entirety as follows:

        All acquisitions of Shares and the Preferred Shares by Lee and Wilco were made for investment purposes. None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed pursuant to Item 2, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Lee currently serves as a director of the Issuer. In his capacity as director, he will participate in, and have the opportunity to vote on, matters that are presented to the Board of Directors of the Issuer, including sales of assets, extraordinary corporate transactions and changes to the Issuer’s capitalization, business or corporate structure.

        Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may also acquire additional shares, or sell all or part of their shares, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or the shares. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above. To the knowledge of each member of the Reporting Persons, each of the persons listed in Item 2 herein may make similar evaluations from time to time or on an ongoing basis.

        The Board of Directors of the Issuer previously has determined that the restrictions of Section 203 of the Delaware General Corporation Law shall not apply to the members of the Issuer’s Board of Directors and their respective affiliates, which would include Lee and Wilco.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended in its entirety as follows:

    (a)        Based on information provided by the Issuer, there were a total of 9,337,517 Shares outstanding as of January 6, 2004. Pursuant to the provisions of the Exchange Act, Lee has sole voting power and sole dispositive power with respect to 1,485,051 Shares (which is approximately 14.90% of the Shares outstanding as of January 6, 2004 plus the stock options exercisable and the preferred stock convertible by Lee and Wilco into an aggregate of 626,250 Shares). Of the 1,485,051 Shares reported in this Item 5(a), (i) 940,051 Shares are held directly by Lee, (ii) 45,000 Shares are issuable to Lee upon the exercise of currently exercisable stock options, and (iii) 500,000 Shares are issuable to Lee upon the conversion of currently convertible shares of preferred stock. Lee may be deemed to have shared voting power and shared dispositive power with respect to 237,650 Shares owned by Wilco (which is approximately 2.39% of the Shares outstanding as of January 6, 2004 plus the stock options exercisable and the preferred stock convertible by Lee and Wilco into an aggregate of 626,250 Shares). Of the 237,650 Shares reported in this Item 5(a), (i) 156,400 are held directly by Wilco and (ii) 81,250 are issuable to Wilco upon the conversion of currently convertible shares of preferred stock. As a result, Lee may be deemed to beneficially own 1,722,701 Shares (which is approximately 17.29% of the Shares outstanding as of January 6, 2004 plus the stock options exercisable and the preferred stock convertible by Lee and Wilco into an aggregate of 626,250 Shares). Wilco and Lee may be deemed to be acting in concert with respect to the Shares. As a result, Wilco may be deemed to beneficially own 1,722,701 Shares (which is approximately 17.29% of the Shares outstanding as of January 6, 2004 plus the stock options exercisable and the preferred stock convertible by Lee and Wilco into an aggregate of 626,250 Shares).

      (b)

	Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power
Lee	1,485,051	(1)	237,650	1,485,051	(1)	237,650
Wilco	0		237,650	0		237,650

(1)    In Amendment No. 9, the number of Shares beneficially owned by Lee and the aggregate amount of Shares beneficially owned by the Reported Persons was inadvertently overstated by 41,000 Shares.

        (c)    The following is a description of certain transactions in the Shares by Lee and Wilco since the filing of Amendment No. 9 to the Schedule 13D on March 26, 2002:

On December 31, 2003, Lee disposed of 30,872 Shares in private transactions in exchange for no consideration.

On December 22, 2003, Wilco purchased 7,000 shares of Preferred Shares, which are convertible into 43,750 Shares, subject to adjustment, in a private transaction with the Issuer. The purchase price for each Preferred Share was $25.00 (aggregate purchase price of $175,000).

On October 20, 2003, Lee purchased 30,000 Preferred Shares, which are convertible into 187,500 Shares, subject to adjustment, in a private transaction with the Issuer. The purchase price for each Preferred Share was $25.00 (aggregate purchase price of $750,000).

On October 20, 2003, Wilco purchased 4,000 Preferred Shares, which are convertible into 25,000 Shares, subject to adjustment, in a private transaction with the Issuer. The purchase price for each Preferred Share was $25.00 (aggregate purchase price of $100,000).

On May 8, 2003, Lee purchased 15,400 Shares in a transaction effected in the open market. The purchase price for each Share was approximately $2.59 (aggregate purchase price of approximately $39,926).

On April 22, 2003, Lee purchased 4,000 Shares in a transaction effected in the open market. The purchase price for each Share was approximately $2.63 (aggregate purchase price of approximately $10,529).

On March 30, 2003, Lee purchased 119,300 Shares in a transaction effected in the open market. The purchase price for each Share was approximately $2.37 (aggregate purchase price of approximately $282,528).

On January 30, 2003, Lee purchased 21,000 Shares in a transaction effected in the open market. The purchase price for each Share was approximately $2.65 (aggregate purchase price of approximately $55,650).

On November 26, 2002, Lee purchased 30,800 Shares in a transaction effected in the open market. The purchase price for each Share was approximately $2.43 (aggregate purchase price of approximately $74,784).

On November 18, 2002, Lee purchased 7,025 Shares in a transaction effected in the open market. The purchase price for each Share was approximately $2.36 (aggregate purchase price of approximately $16,580).

On November 1, 2002, Lee purchased 10,000 Preferred Shares, which are convertible into 62,500 Shares, subject to adjustment, in a private transaction with the Issuer. The purchase price for each Preferred Share was $25.00 (aggregate purchase price of $250,000).

        (d)        No other person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares with respect to which this filing is made.

Item 7.   Material to be Filed as Exhibits.

        Item 7 is hereby supplemented as follows:

        Exhibit 1.         Joint Filing Agreement, dated as of January 7, 2004, entered into by and between Wilco and Lee.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2004

/s/ WILLIAM I. LEE WILLIAM I. LEE

WILCO PROPERTIES, INC. BY: /s/ WILLIAM I. LEE Name: William I. Lee Title: Chairman of the Board

APPENDIX 1

        The name of each director and officer and control person of Wilco Properties, Inc. is set forth below. The business address of each person listed below is 4809 Cole Avenue, Suite 107, Dallas, Texas 75205, unless otherwise noted. Each person is a citizen of the United States of America unless otherwise noted. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Name	Present Principal Occupation or Employment and Business Address (if applicable)
William I. Lee	Chairman of the Board and Director of Wilco Properties, Inc.; Director of Toreador Resources Corporation
Dorothy Durand Garrett	Director of Wilco Properties, Inc.; Retired
Jeff Doumany	Director and President of Wilco Properties, Inc.
Frederic Auberty	Director of Wilco Properties, Inc.; Vice President of Toreador Resources Corporation (1)
Robert Liquori	Director of Wilco Properties, Inc.; Retired
Howard Stein	Vice President, Treasurer, and Secretary of Wilco Properties, Inc.

    (1)        Mr. Auberty’s business address is 4809 Cole Avenue, Suite 108, Dallas, Texas 75205

EXHIBITS

        Exhibit 1.     Joint Filing Agreement, dated as of January 7, 2004, entered into by and between Wilco and Lee.

EXHIBIT 1

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the Common Stock of Toreador Resources Corproation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of January 7, 2004.

/s/ WILLIAM I. LEE WILLIAM I. LEE

WILCO PROPERTIES, INC. BY: /s/ WILLIAM I. LEE Name: William I. Lee Title: Chairman of the Board